

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2023

Daniel Bates
Chief Executive Officer
Clean Vision Corporation
2711 N. Sepulveda Blvd. #1051
Manhattan Beach, CA 90266

> **Re: Clean Vision Corporation**
> **Registration Statement on Form S-1**
> **Filed August 31, 2023**
> **File No. 333-274279**

Dear Daniel Bates:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Richie at 202-551-7857 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Jon Monna